Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2013

MONACO--(Marketwired - April 29, 2013) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months ended March 31, 2013.

For the three months ended March 31, 2013, the Company had net income of $6.6 million, or $0.08 basic and diluted earnings per share.

For the three months ended March 31, 2012, the Company had an adjusted net loss of $0.6 million (see Non-GAAP Measure section below), or $0.02 basic and diluted loss per share, excluding a $4.5 million, or $0.12 per share, loss from the sales of vessels. Including the loss from the sales of vessels, the Company had a net loss of $5.1 million or $0.14 basic and diluted loss per share.

Summary of Recent and First Quarter Significant Events:

•	Took delivery of the eighth MR tanker under the Company's Newbuilding program, STI Beryl in April 2013.
•	Initiated and declared a quarterly cash dividend on the Company's common stock of $0.025 per share beginning in June 2013.
•
Reached an agreement with an unaffiliated third party in April 2013 for the purchase of four MR tankers currently under construction at Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD") for approximately $36.5 million each with expected deliveries between June and September 2013.

•
Reached agreements with HMD in January, February, and April 2013 for the construction of a total of eight Handymax ice class-1A tankers for approximately $31.3 million each and six MR product tankers for approximately $33.0 million each with expected deliveries in 2014.

•
Reached an agreement with Hyundai Samho Heavy Industries Co., Ltd. ("HSHI") in March 2013 for the construction of six 114,000 dwt LR2 product tankers for approximately $50 million each with expected deliveries in 2014.

•
Reached an agreement with Daewoo Shipbuilding and Marine Engineering Co., Ltd. ("DSME") in March 2013 for the construction of two 114,000 dwt LR2 product tankers for approximately $50 million each with expected deliveries in 2014.

•
Reached an agreement with SPP Shipbuilding Co., Ltd. of South Korea ("SPP") in February 2013 for the construction of four MR product tankers for approximately $32.5 million each with expected deliveries in 2014.

•	Reached agreements in April 2013 to time charter-in three vessels, one Handymax and two LR2's.
•	Closed on two registered direct placements of common shares in February and March 2013, raising aggregate net proceeds of $448.7 million.
•
Signed a commitment letter in February 2013 for a $267.0 million credit facility with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V, Skandinaviska Enskilda Banken AB and DVB Bank SE.

•	Took delivery of the sixth and seventh MR tankers under the Company's Newbuilding program in January and March 2013.

Emanuele Lauro, chief executive officer and chairman of the board, commented, "We are delighted to report a profitable quarter and the continued significant premium that our fuel-efficient vessels earn against their peers in the spot market.  However, with the bulk of our orderbook yet to deliver, we don't believe these results begin to reflect the earnings potential of our Company in an improving environment for product tankers.

"While we do not expect to escape seasonality entirely, long-term trends and short-term catalysts alike are providing substantial support to our markets, leading to continued year-over-year improvement as well as greater clarity on future earnings. This visibility, and our confidence in the enhanced cash flows that our growing, modern, fuel-efficient fleet is delivering, led to our recent implementation of a modest dividend. However, with Newbuilding prices firming and the global fleet of modern product tankers continuing to consolidate into fewer, stronger hands, we have great conviction about our current position and our ability to execute on further opportunities when they arise."

Recent Significant Events

Delivery of STI Beryl

In April 2013, the Company took delivery of the eighth vessel under its Newbuilding program, STI Beryl. Upon delivery, STI Beryl began a time charter for up to 120 days at $19,500 per day. This vessel was partially financed by the Company's 2011 Credit Facility.

Initiation of a quarterly dividend

In April 2013, the Company declared a quarterly cash dividend on its common stock of $0.025 per share, payable on June 25, 2013 to all shareholders as of June 11, 2013 (the record date).

Newbuilding MR purchases for 2013 delivery

In April 2013, the Company reached an agreement with an unaffiliated third party for the purchase of four MR tankers currently under construction at HMD for approximately $36.5 million each. These vessels are substantially identical to the Company's STI Amber-Class vessels ordered at HMD and have scheduled delivery dates between June and September 2013. The transaction was completed by novating the existing shipbuilding agreements.

Newbuilding Handymax ice class-1A orders

In April 2013, the Company exercised options with HMD for two Handymax ice class-1A vessels with estimated delivery dates in the third quarter of 2014. The contracts are for approximately $31.5 million each and come with fixed price options for additional vessels.

Time chartered-in vessels

In April 2013, the Company agreed to time charter-in the following vessels:

•	A 2003 built Handymax product tanker for 24 months at a rate of $12,600 per day with delivery expected by the end of April 2013.
•	A 2006 built LR2 product tanker for 24 months at a rate of $15,400 per day with delivery expected within May 2013.
•	A 2009 built LR2 product tanker for 12 months at a rate of $16,250 per day with delivery expected by the end of May 2013.

First Quarter Significant Events

Follow-on offerings

The Company closed two registered direct placements of common shares during the first quarter of 2013. In February 2013, the Company closed on the sale of 30,672,000 shares of common stock at an offering price of $7.50 per share, receiving net proceeds of approximately $222.0 million after deducting the placement agents' discounts and offering expenses.

In March 2013, the Company closed on the sale of 29,012,000 shares of common stock at an offering price of $8.10 per share, receiving net proceeds of approximately $226.7 million after deducting the placement agents' discounts and offering expenses.

Newbuilding vessel orders

In March 2013, the Company reached an agreement with HSHI to construct a total of six LR2 product tankers for approximately $50 million each. These vessels are scheduled to be delivered within 2014.

In March 2013, the Company reached an agreement with DSME to construct two LR2 product tankers for approximately $50 million each. These vessels are scheduled to be delivered within 2014.

In February 2013, the Company exercised options with HMD for the construction of four MR product tankers for approximately $33.0 million each. These vessels were previously reserved for another owner, and two of these vessels will deliver in the second quarter of 2014 with the third and fourth vessels to be delivered in the third and fourth quarter of 2014, respectively.

In February 2013, the Company exercised options with HMD for the construction six Handymax, ice-class 1A product tankers for approximately $31.3 million each. These fuel efficient vessels will be delivered in the second and third quarter of 2014.

In February 2013, the Company reached an agreement with SPP for the construction of four MR product tankers for approximately $32.5 million each, two of which are the exercise of options from a previous contract. These vessels will be delivered in the third and fourth quarters of 2014.

In January 2013, the Company reached an agreement with HMD for the construction of two MR product tankers for approximately $32.5 million each. These vessels will be delivered in May and June 2014.

The Company currently has a total of 38 newbuilding product tanker agreements, which include 22 MR, eight LR2, and eight Handymax ice-class 1A vessels, at HMD, SPP, HSHI, and DSME. Four of the newbuildings are expected to be delivered to the Company by September 2013 and the remaining by the end of 2014. The Company also has fixed-price options to construct additional newbuilding product tankers at these yards.

2013 Credit Facility

During the first quarter of 2013, the Company signed a commitment letter for a $267.0 million credit facility ("2013 Credit Facility") with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V, Skandinaviska Enskilda Banken AB, and DVB Bank SE.

The 2013 Credit Facility, which will be split into a term loan and a revolving loan, will be used to finance up to 60% of the purchase price of vessels, including newbuildings upon delivery. The credit facility matures six years after the loan is signed. The covenants and other conditions are similar to the Company's existing credit facilities.

Delivery of STI Sapphire and STI Emerald

The Company took delivery of the sixth (STI Sapphire) and seventh (STI Emerald) vessels under its Newbuilding program in January and March 2013. Upon delivery, STI Sapphire began a time charter for up to 80 days at $20,750 per day and STI Emerald began a time charter for up to 120 days at $19,500 per day. These vessels were partially financed by the Company's 2011 Credit Facility.

Time chartered-in vessels

In March 2013, the Company agreed to time charter-in and took delivery of two LR2 product tankers (built in 2011 and 2010) each for one year at approximately $16,125 per day.

In March 2013, the Company agreed to time charter-in and took delivery of a 2004 built ice class-1B Handymax product tanker for one year at approximately $12,700 per day. The Company also has an option to extend the charter for an additional year at $14,000 per day.

In March 2013, the Company agreed to time charter-in and took delivery of a 2013 built MR product tanker for two years at $14,300 per day. The agreement includes an option for the Company to extend the charter for an additional year at $15,700 per day.

In January 2013, the Company agreed to time charter-in and took delivery of a 2007 built ice class-1B MR product tanker on a one year time charter-in agreement at $14,000 per day. The agreement also contains an option for the Company to extend the charter by one year at $15,000 per day.

In January 2013, the Company took delivery of a previously announced 2013 built MR product tanker. This vessel is a sister ship of our newbuilding vessels from HMD. The vessel will be chartered-in for three years at $15,750 per day in year one, $16,250 per day in year two, and $16,750 per day in year three. The agreement includes two consecutive options for the Company to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day.

In January 2013, the Company took delivery of a previously announced 2007 built ice-class 1B MR product tanker on a one year time charter-in agreement at $13,500 per day. The agreement includes an option for the Company to extend the charter for an additional year at $14,500 per day.

In January 2013, the Company took delivery of a previously announced 2003 built LR1 product tanker on a two year time charter-in agreement at $11,250 per day with a 50% profit sharing provision whereby the Company splits any of the vessel's profits above $11,250 per day with the vessel owner. The agreement includes an option for the Company to extend the charter for an additional year at $12,500 per day with a 50% profit sharing provision.

In January 2013, the Company took delivery of a previously announced 2012 built LR2 product tanker on a six month time charter-in agreement at $14,750 per day. The Company has options to extend the charter for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively.

In January 2013, the Company took delivery of a previously announced 2008 built LR2 product tanker on a six month time charter-in agreement at $16,000 per day. The Company has options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

Conference Call

The Company will have a conference call on April 29, 2013 at 11:00 AM Eastern Daylight Time and 5:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888) 312-3048(U.S.) or 1(719) 325-2463 (International). The conference participant passcode is 9702382. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=93807

Current Liquidity

As of April 29, 2013, the Company had $321.5 million in cash and $64.3 million available to draw down from its 2010 Revolving Credit Facility.

Debt
As of April 29, 2013, the Company's outstanding debt balance is as follows:

2010 Revolving Credit Facility	$17.2	million
2011 Credit Facility	67.2	million
STI Spirit Credit Facility	23.4	million
Newbuilding Credit Facility	88.3	million
Total	$196.1	million

2011 Credit Facility

In January and March 2013, the Company drew down an aggregate of $34.4 million from the 2011 Credit Facility to partially finance the deliveries of the Company's sixth and seventh newbuilding vessels, STI Sapphire and STI Emerald, respectively.

In April 2013, the Company drew down $17.7 million from the 2011 Credit Facility to partially finance the delivery the Company's eighth newbuilding vessel, STI Beryl.

Newbuilding Program
During the first quarter of 2013, the Company made $152.5 million of installment payments on its newbuilding vessels. The Company currently has 38 product tanker newbuilding orders with HMD, SPP, HSHI and DSME (22 MR, eight Handymax and eight LR2). The estimated future payment dates and amounts are as follows*:

Q2 2013	$130.6	million**
Q3 2013	176.7	million
Q4 2013	80.4	million
Q1 2014	83.9	million
Q2 2014	308.2	million
Q3 2014	278.7	million
Q4 2014	250.1	million
Total	$1,308.6	million

*These are estimates only and are subject to change as construction progresses.
**$97.2 million has been paid as of the date of this press release.

Explanation of Variances on the First Quarter of 2013 Financial Results Compared to the First Quarter of 2012

For the three months ended March 31, 2013, the Company recorded net income of $6.6 million compared to a net loss of $5.1 million in the three months ended March 31, 2012. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenues, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended March 31, 2013 and 2012:

	For the three months ended March 31,
In thousands of U.S. dollars	2013	2012
Vessel revenue	$44,924	$29,124
Voyage expenses	(1,200)	(5,850)
TCE revenue	$43,724	$23,274

•
TCE revenue increased by $20.5 million to $43.7 million as a result of an increase in the average number of operating vessels (owned and time chartered-in) to 29.57 from 17.98 for the three month periods ended March 31, 2013 and 2012, respectively. Additionally, the Company experienced an increase in time charter equivalent per day to $16,597 per day from $14,385 per day for the three months ended March 31, 2013 and 2012, respectively (see the breakdown of daily TCE averages below).

•
Vessel operating costs decreased $0.8 million to $8.0 million from $8.8 million. This decrease was driven by lower overall operating costs as operating costs per day improved to $6,840 per day from $8,106 per day for the three month periods ended March 31, 2013 and 2012, respectively.

o
The Company's fleet for the three months ended March 31, 2013 included the first seven vessels under the Company's Newbuilding program for all or part of the period. Daily operating costs for these vessels were $5,852 per day. The Company's fleet for three months ended March 31, 2012 included STI Conqueror, STI Matador, STI Gladiator, STI Diamond and STI Coral, which were sold during 2012. Daily operating costs for these vessels were $8,080 per day. This decrease was offset by an increase in the average number of owned vessels to 12.75 from 11.88 for the three month periods ended March 31, 2013 and 2012, respectively which was driven by the aforementioned transactions.

•
Charterhire expense increased $13.4 million to $20.5 million as a result of an increase in the average number of time chartered-in vessels to 16.82 from 6.10 for the three months ended March 31, 2013 and 2012, respectively. See the Company's Fleet List below for the terms of these agreements.

•
Depreciation expense increased $1.1 million to $4.7 million primarily as a result of (i) an increase in the average number of owned vessels to 12.75 from 11.88 for the three months ended March 31, 2013 and 2012, and (ii) a change in the mix vessels in the Company's fleet. Both were driven by the deliveries of the first seven vessels under the Company's Newbuilding program offset by the sales of STI Conqueror, STI Matador, STI Gladiator, STI Diamond and STI Coral in 2012.

•
Loss from sale of vessels decreased $4.5 million from the three months ended March 31, 2012. The Company agreed to sell STI Conqueror, STI Matador and STI Gladiator during the three months ended March 31, 2012 and accordingly, these vessels were treated as held for sale and written down to their expected net sales proceeds during that period. The sales of these vessels closed in March, April and May 2012, respectively. The Company did not have any vessels held for sale during the three months ended March 31, 2013.

•
Financial expenses remained consistent for both the three months ended March 31, 2013 and 2012 as each period consisted of interest on bank loans ($0.8 million), commitment fees on undrawn portions of the Company's credit facilities ($0.3 million) and amortization of deferred financing fees ($0.3 million).

•	Financial income increased $0.2 million as a result of interest received on the Company's outstanding cash balance.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2013	2012
Revenue
Vessel revenue	$44,924	$29,124

Operating expenses:
Vessel operating costs	(7,971)	(8,818)
Voyage expenses	(1,200)	(5,850)
Charterhire	(20,496)	(7,125)
Depreciation	(4,767)	(3,646)
Loss from sale of vessels	-	(4,494)
General and administrative expenses	(2,759)	(2,855)
Total operating expenses	(37,193)	(32,788)
Operating income/(loss)	7,731	(3,664)
Other (expense) and income, net
Financial expenses	(1,399)	(1,426)
Earnings from profit or loss sharing agreements	68	-
Unrealized gain on derivative financial instruments	44	-
Financial income	181	2
Other expenses, net	(15)	(12)
Total other expense, net	(1,121)	(1,436)
Net income / (loss)	$6,610	$(5,100)

Earnings / (loss) per share

Basic and diluted	$0.08	$(0.14)

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$411,866	$87,165
Accounts receivable	47,649	36,438
Prepaid expenses and other current assets	1,935	956
Inventories	2,888	2,169
Total current assets	464,338	126,728
Non-current assets
Vessels and drydock	466,866	395,412
Vessels under construction	126,467	50,251
Other assets	1,215	889
Total non-current assets	594,548	446,552
Total assets	$1,058,886	$573,280

Current liabilities
Bank loans	9,973	7,475
Accounts payable	8,003	11,387
Accrued expenses	3,312	3,057
Derivative financial instruments	892	844
Total current liabilities	22,180	22,763
Non-current liabilities
Bank loans	164,919	134,984
Derivative financial instruments	601	743
Total non-current liabilities	165,520	135,727
Total liabilities	187,700	158,490

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	1,247	650
Additional paid in capital	968,659	519,493
Treasury shares	(7,938)	(7,938)
Hedging reserve	(306)	(329)
Accumulated deficit	(90,476)	(97,086)
Total shareholders' equity	871,186	414,790
Total liabilities and shareholders' equity	$1,058,886	$573,280

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2013	2012

Operating activities
Net income/(loss)	$6,610	$(5,100)
Loss from sale of vessels	-	4,494
Depreciation	4,767	3,646
Amortization of restricted stock	500	814
Amortization of deferred financing fees	255	327
Straight-line adjustment for charterhire expense	(31)	44
Unrealized gain on derivative financial instruments	(44)	-
	12,057	4,225
Changes in assets and liabilities:
Drydock payments	(1,202)	(119)
Increase in inventories	(719)	(1,932)
Increase in accounts receivable	(11,211)	(6,694)
(Increase)/decrease in prepaid expenses and other current assets	(1,006)	160
Decrease in other assets	-	894
Increase in accounts payable	593	3,265
(Decrease)/increase in accrued expenses	(88)	1,196
	(13,633)	(3,230)
Net cash outflow from operating activities	(1,576)	995
Investing activities
Acquisition of vessels and payments for vessels under construction	(155,180)	(23,144)
Proceeds from disposal of vessels	-	20,515
Net cash outflow from investing activities	(155,180)	(2,629)
Financing activities
Bank loan repayment	(1,838)	(15,061)
Bank loan drawdown	34,375	16,000
Debt issuance costs	(343)	(1,406)
Net proceeds from issuance of common stock	449,263	-
Other	-	(26)
Net cash inflow/(outflow) from financing activities	481,457	(493)
Increase/(decrease) in cash and cash equivalents	324,701	(2,127)
Cash and cash equivalents at January 1,	87,165	36,833
Cash and cash equivalents at March 31,	$411,866	$34,706

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months March 31, 2013 and 2012
(unaudited)

	For the three months ended March 31,
	2013	2012
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$13,051	$5,278

Average Daily Results
Time charter equivalent per day(2)	$16,597	$14,385
Vessel operating costs per day(3)	6,840	8,106

Aframax/LR2
TCE per revenue day (2)	$19,172	$13,893
Vessel operating costs per day(3)	6,960	8,106

Panamax/LR1
TCE per revenue day (2)	$12,895	$14,681
Vessel operating costs per day(3)	7,982	8,557

MR
TCE per revenue day - Consolidated (2)	$18,259	$8,887
TCE per revenue day – Time Chartered-in (2)	16,453	8,887
TCE per revenue day – Owned (2)	20,726	-
Vessel operating costs per day(3)	5,852	8,222

Handymax
TCE per revenue day (2)	$16,343	$15,688
Vessel operating costs per day(3)	6,698	7,541

Fleet data
Average number of owned vessels	12.75	11.88
Average number of time chartered-in vessels	16.82	6.10

(1)	See Non-GAAP Measure section below
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)	Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of April 29, 2013

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	SMRP(4)	MR
3	STI Topaz	2012	52,000	-	SMRP(4)	MR
4	STI Ruby	2012	52,000	-	SMRP(4)	MR
5	STI Garnet	2012	52,000	-	SMRP(4)	MR
6	STI Onyx	2012	52,000	-	SMRP(4)	MR
7	STI Sapphire	2013	52,000	-	SMRP(4)	MR
8	STI Emerald	2013	52,000	-	Spot	MR
9	STI Beryl	2013	52,000	-	Spot	MR
10	Noemi	2004	72,515	-	SPTP (2)	LR1
11	Senatore	2004	72,514	-	SPTP (2)	LR1
12	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
13	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
14	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
15	STI Spirit	2008	113,100	-	SLR2P (3)	LR2
	Total owned DWT		940,520

	Time Chartered-In vessels						Time Charter Info
	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (5)
16	Freja Polaris	2004	37,217	1B	SHTP (1)	Handymax	$12,700	14-Apr-14	(6)
17	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	18-Jul-13	(7)
18	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-13	(8)
19	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	29-Apr-15	(9)
20	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,600	04-Apr-14	(10)
21	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,000	17-Jul-13	(11)
22	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,000	15-Jul-13	(11)
23	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(12)
24	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-14	(13)
25	Ugale	2007	49,999	1B	SMRP(4)	MR	$14,000	15-Jan-14	(14)
26	Nave Orion	2013	49,999	-	Spot	MR	$14,300	25-Mar-15	(15)
27	Freja Lupus	2012	50,385	-	SMRP(4)	MR	$14,760	26-Apr-14	(16)
28	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(17)
29	Usma	2007	52,684	1B	SMRP(4)	MR	$13,500	03-Jan-14	(18)
30	SN Federica	2003	72,344	-	Spot	LR1	$11,250	28-Feb-15	(19)
31	Hellespont Promise	2007	73,669	-	SPTP (2)	LR1	$12,500	16-Dec-13	(20)
32	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$12,800	09-Sep-13	(21)
33	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$14,750	02-Nov-13	(22)
34	FPMC P Ideal	2012	99,993	-	SLR2P (3)	LR2	$14,750	09-Jul-13	(22)
35	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$15,400	02-May-15	(23)
36	Fair Seas	2008	115,406	-	SLR2P (3)	LR2	$16,000	27-Jul-13	(24)
37	Pink Stars	2010	115,592	-	SLR2P (3)	LR2	$16,125	10-Apr-14
38	Four Wind	2009	115,727	-	SLR2P (3)	LR2	$16,250	27-May-14	(25)
39	Orange Stars	2011	115,756	-	SLR2P (3)	LR2	$16,125	06-Apr-14
	Total time chartered-in DWT		1,609,390

	Newbuildings currently under construction
	Vessel Name	Yard	DWT	Ice class	Vessel type
40	Hull 2451	HMD	38,000	1A	Handymax	(26)
41	Hull 2452	HMD	38,000	1A	Handymax	(26)
42	Hull 2453	HMD	38,000	1A	Handymax	(26)
43	Hull 2454	HMD	38,000	1A	Handymax	(26)
44	Hull 2462	HMD	38,000	1A	Handymax	(26)
45	Hull 2463	HMD	38,000	1A	Handymax	(26)
46	Hull 2464	HMD	38,000	1A	Handymax	(26)
47	Hull 2465	HMD	38,000	1A	Handymax	(26)
48	Hull 2347	HMD	52,000		MR	(26)
49	Hull 2348	HMD	52,000		MR	(26)
50	Hull 2349	HMD	52,000		MR	(26)
51	Hull 2350	HMD	52,000		MR	(26)
52	Hull 2389	HMD	52,000		MR	(26)
53	Hull 2390	HMD	52,000		MR	(26)
54	Hull 2391	HMD	52,000		MR	(26)
55	Hull 2392	HMD	52,000		MR	(26)
56	Hull 2449	HMD	52,000		MR	(26)
57	Hull 2450	HMD	52,000		MR	(26)
58	Hull 2458	HMD	52,000		MR	(26)
59	Hull 2459	HMD	52,000		MR	(26)
60	Hull 2460	HMD	52,000		MR	(26)
61	Hull 2461	HMD	52,000		MR	(26)
62	Hull S1138	SPP	52,000		MR	(27)
63	Hull S1139	SPP	52,000		MR	(27)
64	Hull S1140	SPP	52,000		MR	(27)
65	Hull S1141	SPP	52,000		MR	(27)
66	Hull S1142	SPP	52,000		MR	(27)
67	Hull S1143	SPP	52,000		MR	(27)
68	Hull S1144	SPP	52,000		MR	(27)
69	Hull S1145	SPP	52,000		MR	(27)
70	Hull S703	HSHI	114,000		LR2	(28)
71	Hull S704	HSHI	114,000		LR2	(28)
72	Hull S705	HSHI	114,000		LR2	(28)
73	Hull S706	HSHI	114,000		LR2	(28)
74	Hull S709	HSHI	114,000		LR2	(28)
75	Hull S710	HSHI	114,000		LR2	(28)
76	Hull 5394	DSME	114,000		LR2	(29)
77	Hull 5395	DSME	114,000		LR2	(29)

	Total newbuilding DWT		2,360,000

	Total DWT		4,909,910

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $14,000 per day.
(7)	We have an option to extend the charter for an additional year at $13,070 per day.
(8)
We have an option to extend the charter for an additional year at $13,000 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel's owner.

(9)	This vessel is expected to be delivered by end of April 2013.
(10)	We have an option to extend the term of the charter for an additional year at $13,550 per day.
(11)
Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. We have an option to extend the charter for an additional year at $14,500 per day.

(12)	We have an option to extend the charter for an additional year at $15,150 per day.
(13)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(14)	We have an option to extend the charter for an additional year at $15,000 per day.
(15)	We have an option to extend the charter for an additional year at $15,700 per day.
(16)	We have an option to extend the charter for an additional year at $16,000 per day.
(17)
The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(18)	We have an option to extend the charter for an additional year at $14,500 per day.
(19)
We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the owner whereby we split all of the vessel's profits above the daily base rate.

(20)	We have an option to extend the charter for an additional six months at $14,250 per day.
(21)
We have options to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day, respectively. We have also entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.

(22)
We have options to extend the charters for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively. FPMC P Hero is expected to be delivered in May 2013 and FPMC P Ideal was delivered in January 2013.

(23)	This vessel is expected to be delivered by May 2013.
(24)	We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.
(25)	This vessel is expected to be delivered by end of May 2013.
(26)
These Newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Four vessels are expected to be delivered in Q2 and Q3 2013 and the remaining vessels are expected to be delivered by the end of 2014.

(27)
These Newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). These eight vessels are expected to be delivered during the second, third and fourth quarters of 2014.

(28)	These Newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.). These six vessels are expected to be delivered in the third and fourth quarters of 2014.
(29)	These Newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). These two vessels are expected to be delivered in the fourth quarter of 2014.

Business Strategy, Dividend Policy, and Stock Buyback Program
Business Strategy
The Company's primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:
•	increasing demand for refined products;
•	increasing ton miles (distance between new refiners and areas of demand); and
•	reduced order book.

Dividend Policy

On April 15, 2013, the Company declared a quarterly cash dividend on its common stock of $0.025 per share, payable on June 25, 2013 to all shareholders as of June 11, 2013 (the record date). The declaration and payment of dividends will be subject at all times to the discretion of the Company's board of directors. The timing and amount of dividends, if any, will depend on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

Share Buyback Program
On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million. Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of April 29, 2013, the Company has purchased $7.9 million of shares in the open market at an average price of $6.78.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 15 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, eight MR tankers, and one post-Panamax tanker) with an average age of 4.3 years, time charters-in 24 product tankers (seven LR2, three LR1, seven MR and seven Handymax tankers), and has contracted for 38 newbuilding product tankers (22 MR, eight LR2 and eight ice-class 1A Handymax vessels), four of which are expected to be delivered to the Company by September 2013 and the remaining by the end of 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Non-GAAP Measures

This press release describes adjusted net income and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure). The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)
	For the three months ended March 31
	2013		2012
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net income / (loss)	$6,610	$0.08	$(5,100)	$(0.14)
Adjustments:
Loss from sale of vessels	-	0.00	4,494	0.12
Unrealized gain on derivative financial instruments	(44)	(0.00)	-	0.00
Total adjustments	(44)	(0.00)	4,494	0.12
Adjusted net income/ (loss)	$6,566	$0.08	$(606)	$(0.02)

Adjusted EBITDA
	For the three months ended March 31,
In thousands of U.S. dollars	2013	2012
Net income / (loss)	$6,610	$(5,100)
Financial expenses	1,399	1,426
Unrealized gain on derivative financial instruments	(44)	-
Financial income	(181)	(2)
Depreciation	4,767	3,646
Amortization of restricted stock	500	814
Loss from sale of vessels	-	4,494
Adjusted EBITDA	$13,051	$5,278

Scorpio Tankers Inc.
212-542-1616